Exhibit 99.1

Safe-T Group Ltd. Issues Letter to Shareholders

HERZLIYA, Israel, May 9, 2022 - Safe-T® Group Ltd. (Nasdaq: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today issued the following letter to shareholders.

To the Safe-T Group Shareholders:

I write to you today to share my thoughts on the developments of the past few months, but more importantly, about the exciting future we are now pursuing for our company.

By any measure, the stock market has experienced record-breaking volatility and so has our share price. Against this backdrop, however, Safe-T successfully began its strategic transition into a consumer cybersecurity and privacy company, expanding beyond our existing enterprise business while delivering impressive top-line growth.

As we announced in mid-April, we expect another record first quarter 2022 revenues of approximately $4 million, representing growth of ~200%1, driven in large part by the success of our shift into the consumer business and our customer acquisition programs which have attracted new subscribers. The impact of this strategic shift has been dramatic, driving triple-digit, high margin top-line growth and I am glad to report that we are seeing this trend continue into the second quarter as revenue in April reached a new monthly record. Supporting this level of high growth requires investment into our consumer products and into acquiring new customers, something I wish to explain in more detail to our investors.

[1]	https://www.safetgroup.com/safe-t-group-ltd-expects-record-first-quarter-2022-revenue-of-approximately-4-million-representing-growth-of-200-compared-to-first-quarter-of-2021/

Relying on our solid foundation we created in the Enterprise business, we initiated a strategic pivot, expanding from selling unique cybersecurity products to enterprise and governmental customers into the vast consumer market which accelerated last year with the successful acquisition of CyberKick.

This transition has had several impacts on Safe-T, most notably, 1) a more concerted shift in our entire business model, both in the Consumer and Enterprise businesses, away from one-time perpetual licenses towards a recurring, subscription-based model, and 2) the necessity of making ongoing investments into customer acquisition.

As is the case in our Enterprise Privacy business, in our consumer model, we recognize recurring subscription revenue over time, producing a more predictable cash flow. We capture monthly subscription revenue from our customers like traditional antivirus or VPN/privacy providers. In the consumer market, companies have several metrics they use to evaluate the value of their customers including what is called Lifetime Value (“LTV”):

•	The LTV metric is simply a calculation of the average dollar amount of revenue anticipated to be received from subscribers over their retention period. According to this industry-accepted model, we can estimate future recurring revenue based upon the number of users at any given point of time, multiplied by the relevant LTV. Each product produced by a company has an associated LTV metric.

The other important element of the subscription model is a customer acquisition program:

•	In a customer acquisition program, companies invest in targeted marketing of their products to potential users through paid advertising or product placement conducted online, in social media, or offline in traditional media. After several months of investment into customer acquisition for just our first consumer product launched last year, to date, we have already acquired approximately 15,000 subscribers, demonstrating our team’s ability to successfully attract users.

To illustrate the value of LTV with recurring revenue, based upon our monthly model today, the average customer can become profitable in as little as five months meaning that their acquisition cost has been recovered and their ongoing monthly subscriptions can generate margins in excess of 90%. This demonstrates that subscribers are valuable assets and therefore, investment in customer acquisition translates into future high-margin, recurring revenues. Based upon our current LTV model, investments into consumer acquisition are targeted to generate at least a 3x return and our acquired subscribers to date are anticipated to produce millions of dollars in recurring revenues over the following years.

As we also noted in our first quarter earnings pre-announcement, the attractive LTV metrics we have produced to date provide us with confidence in the sales and marketing efficiency of our customer acquisition program and its ability to attract profitable customers. This capability will be critical as we expand our offerings onto multiple platforms including Windows, Android and Apple iOS mobile devices and desktop computers this year which we believe will quickly grow our subscriber base, driving significant increases in recurring revenue. We believe that continuing to leverage further investments into new and innovative products as well as accelerating customer acquisitions will translate into sustained, long-term enterprise value, and ultimately, bottom-line profitability.

It is important to note that while the consumer business will become the dominant driver of our growth, we are still pursuing our enterprise business. In addition to growing recurring revenues in our Enterprise Privacy business, we have executed new partnerships with established organizations such as TerraZone and DreamVPS2, allowing us to leverage their expertise and installed bases of customers to drive marketing and sales of our enterprise cybersecurity products. Through these new relationships, we will benefit from partner-led investments into our technology, helping to ensure that our products and intellectual property remain at the forefront of their respective markets without significant investment from Safe-T, eliminating related operating expenses while sharing in the benefit of future sales.

[2]	https://www.safetgroup.com/safe-t-group-partners-with-terrazone-and-dreamvps-to-launch-a-first-of-its-kind-virtual-private-workforce-cloud-service/

As a team, we understand the challenges we see in the markets and are committed to efficiently managing the business and making the necessary investments that will support our continued growth. This will be driven by both new and existing cybersecurity and privacy solutions which will be launched across all major mobile and desktop platform over the course of this year. It is these products, combined with our customer acquisition programs and our LTV model, that will generate a solid stream of valuable recurring revenues for Safe-T.

Our confidence is based in our proven ability to produce triple-digit growth over the past two years with a business model that has the potential to continue delivering impressive results month-over-month, and quarter-over-quarter. We believe in our ability to produce at least 50% revenue growth on an annual basis and efficiently manage operating costs, assisting us to reach profitability while driving towards a $50 million revenue target for 2025.

Our team is energized by the opportunities ahead of Safe-T, driven by the increasing global urgency around security and privacy, in both the consumer and enterprise markets. We are confident in the assets we have built, our growing customer base, our unique technologies, and a recurring revenue business model capable of producing strong growth, all of which will allow us to recognize the true value of our company. Although we have accomplished much this past year, we know there is still more we can do to support customers and create shareholder value. Safe-T is at an exciting inflection point and we look forward to updating our stakeholders on our progress.

Sincerely,

Shachar Daniel, Chief Executive Officer

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments, tailoring solutions according to specific needs. The segments include enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cybersecurity and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring full personal protection for all personal and digital information.

Our cybersecurity solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage, and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd. (www.terrazone.io), a global information security provider, as a solution or cloud service.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one comprised of both millions of residential exit points and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This letter to shareholders contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this letter when it discusses preliminary unaudited estimate of revenues for the three month period ended March 31, 2022, its outlook for the future, the Company’s growth potential, pipeline and trends, its ability to use LTV to estimate recurring revenue, its ability to produce at least 50% revenue growth on an annual basis and efficiently manage operating costs and to reach profitability and $50 million of revenue for 2025, its anticipated benefits from partner-led investments into its technology, its belief that the expanding recurring revenue stream in the consumer business will be an important driver of future value and its ability to continue leveraging its successes through further investments into new and innovative products and accelerating customer acquisitions and to translate that into sustained, long-term enterprise value, and ultimately, bottom-line profitability. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this letter. The forward-looking statements contained or implied in this letter are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue estimates in this letter, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Steve Gersten, Director of Investor Relations
Safe-T Group Ltd.

813-334-9745
investors@safe-t.com

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com

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